UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

______________________________________

SCHEDULE 13D
(Rule 13d-101)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.   1)*

______________________________________
Just Energy Group Inc.
(Name of Issuer)
Common Shares, No Par Value
(Title of Class of Securities)
48213W408
(CUSIP Number)
Pacific Investment Management Company LLC
Attention: Zephram Yowell, Senior Vice President, Senior Counsel
650 Newport Center Drive
Newport Beach, California 92660
(949) 720-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
N/A
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48213W408	Page 2 of 5 Pages

1.	NAME OF REPORTING PERSON Pacific Investment Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 13,872,207
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 13,872,207
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,872,207
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.9%(1)
14.	TYPE OF REPORTING PERSON IA, OO

(1)
The number of shares outstanding for purposes of this percentage calculation is based on the 48,076,637 Common Shares reported as issued and outstanding as of February 25, 2021, as reported in the Report of Foreign Private Issuer on Form 6-K filed by the Issuer on February 26, 2020.

CUSIP No. 48213W408	Page 3 of 5 Pages

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed on October 8, 2020 (the “Schedule 13D”), relating to the common shares, no par value per share (the “Common Shares”), of Just Energy Group Inc., a Canada Business Corporations Act (“CBCA”) corporation. Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No.1 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No.1 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.
This Item 4 is hereby amended to add the following:
On March 9, 2021 the Issuer announced that it sought and received creditor protection via an Initial Order under the Companies’ Creditors Arrangement Act (“CCAA”) from the Ontario Superior Court of Justice (Commercial List) and also received similar protection under Chapter 15 of the United States Bankruptcy Code.
In connection with the foregoing, on March 9, 2021 the Issuer entered into a term sheet (the “DIP Agreement”) between the Issuer, Just Energy L.P. and Just Energy (U.S.) Corp. (collectively, the “Borrowers”), Alter Domus (US) LLC, as administrative agent for the lenders, and certain affiliates of PIMCO, including the PIMCO Entities (the “DIP Lenders”), pursuant to which the DIP Lenders agreed to make a debtor-in-possession facility (the “DIP Facility”) available to the Borrowers, subject to the terms and conditions set out in the DIP Agreement, in the maximum principal amount of $125 million. Interest accrues on the principal amounts outstanding under the DIP Facility at a rate equal to 13% per annum (which will automatically increase by an additional 2% per annum upon the occurrence of any event of default thereunder).  The DIP Facility shall be available until the earlier of (i) December 31, 2021; (ii) the consummation of reorganization in the CCAA proceedings; (iii) the expiry of the stay of proceedings; (iv) the termination of the CCAA proceedings; or (v) the acceleration of the DIP Facility in accordance with the terms of the DIP Agreement.
In connection with the foregoing, the PIMCO Entities have engaged advisors to assist in a review and evaluation of strategic alternatives with respect to the Issuer and has been engaged in and may in the future engage in discussions with advisors to the Issuer, members of management or the board of directors of the Issuer (the “Board”), and other stakeholders and potential stakeholders of the Issuer, with respect to the PIMCO Entities’ plans with respect to their investment in the Issuer. Such discussions may relate to a potential restructuring of the Issuer and its subsidiaries, including, without limitation, the PIMCO Entities providing additional financing to the Issuer, a conversion of some or all of their existing debt into equity of the Issuer and/or one or more of its subsidiaries, a restructuring, reorganization or recapitalization transaction and/or making an equity investment in the Issuer and/or one or more of its subsidiaries or other transactions involving the Issuer and/or one or more of its subsidiaries. A transaction related to any such matters may result in one or more of the matters specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D. There can be no assurance that the PIMCO Entities will take any specific action in connection with the matters set forth above, and if undertaken, the PIMCO Entities may modify or terminate any activities at any time. There can be no assurance that any such discussions will result in a transaction being entered into or consummated.
The PIMCO Entities may acquire additional Common Shares and other securities of the Issuer from time to time or may dispose of any or all of such shares or other securities held by it at any time. The PIMCO Entities intend to evaluate on an ongoing basis its investment in the Issuer and its options with respect to such investment.
Except as described in this Amendment No. 1 to Schedule 13D, or as would occur upon completion of any of the matters discussed herein, the PIMCO Entities do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although such persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the Board with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

CUSIP No. 48213W408	Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer.
This Item 5 is hereby amended to read as follows:
(a) and (b)
Items 7-11 of the cover pages of this Schedule 13D are incorporated herein by reference.
The securities reported in this Schedule 13D are held by investment advisory clients or discretionary accounts of which the PIMCO Entities is the investment adviser, as described in Item 2. When an investment management contract (including a sub-advisory agreement) delegates to the PIMCO Entities investment discretion or voting power over the securities held in the investment advisory accounts that are subject to that agreement, the PIMCO Entities consider the agreement to grant it sole investment discretion or voting authority, as the case may be, unless the agreement specifies otherwise. Accordingly, the PIMCO Entities report on Schedule 13D that it has sole investment discretion and voting authority over the securities covered by any such investment management agreement and may be deemed to beneficially own the securities held by its clients or accounts within the meaning of rule 13d-3 under the Act.
In accordance with SEC Release No. 34-39538 (January 12, 1998), this Schedule 13D reports the securities beneficially owned or deemed to be beneficially owned by the PIMCO Entities. It does not include securities, if any, beneficially owned by affiliates of the PIMCO Entities, whose ownership of securities is disaggregated from that of the PIMCO Entities in accordance with that release.
(c) The Reporting Persons have not engaged in any transactions in the Issuer’s Common Shares during the past 60 days.
(d) Each of OC II and LVS III is the direct holder of the Issuer’s Common Shares and has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, greater than five percent of the outstanding Common Shares of the Issuer.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
This Item 6 is amended to add and incorporate the responses set forth in Item 4 herein in their entirety.

CUSIP No. 48213W408	Page 5 of 5 Pages

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 26, 2021

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By: /s/ Jason Nagler
Name: Jason Nagler
Title: Senior Vice President, Fund Reporting Manager